UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:

333-175148

Technovative Group, Inc.

(Exact name of registrant as specified in its charter)

Unit 701, 7/F, Tower 2, Silvercord, 30 Canton Road, Tsim ShaTsui, KLN, Hong Kong + 852 2162 7529

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 per share par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.001 per share par value – 43 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Asia Equity Exchange Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TECHNOVATIVE GROUP, INC.

Date:	March 29, 2019	By:	/s/ Lin Kuan Liang Nicolas
		Name:	Lin Kuan Liang Nicolas
		Title:	Chief Executive Officer, President, Treasurer, Secretary, Director